Exhibit 99.1

PRESS RELEASE

UPDATE: CRESCENT POINT ENERGY CONFIRMS DECEMBER 2017 DIVIDEND

December 22, 2017 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX and NYSE: CPG) confirms that the dividend to be paid on January 15, 2018, in respect of December 2017 production, for shareholders of record on December 31, 2017, will be CDN$0.03 per share. The Company’s press release dated December 15, 2017 previously identified a payment date of January 15, 2017.

These dividends are designated as “eligible dividends” for Canadian income tax purposes. For U.S. income tax purposes, Crescent Point’s dividends are considered “qualified dividends.”

Crescent Point is a leading North American light and medium oil producer that seeks to maximize shareholder return through its total return strategy of long-term growth plus dividend income.

CRESCENT POINT ENERGY CORP.

Scott Saxberg,

President and Chief Executive Officer

FOR FURTHER INFORMATION ON CRESCENT POINT ENERGY CORP. PLEASE CONTACT:

Ken Lamont, Chief Financial Officer, or Brad Borggard, Vice President, Corporate Planning and Investor Relations

Telephone: (403) 693-0020	Toll free (U.S. & Canada): 888-693-0020

Fax: (403) 693-0070	Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

Crescent Point Energy Corp.

Suite 2000, 585 - 8th Avenue S.W.

Calgary, AB, T2P 1G1